WSLEGAL\036683\00174\40922633v1 LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 29th day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

WSLEGAL\036683\00174\40922633v1 - 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

WSLEGAL\036683\00174\40922633v1 - 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

WSLEGAL\036683\00174\40922633v1 - 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

WSLEGAL\036683\00174\40922633v1 - 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

WSLEGAL\036683\00174\40922633v1 - 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

WSLEGAL\036683\00174\40922633v1 - 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

WSLEGAL\036683\00174\40922633v1 - 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "William Larkin" Company Equityholder Name: William Larkin Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information]

WSLEGAL\036683\00174\40922633v1 EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

WSLEGAL\036683\00174\40922633v1 "Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

WSLEGAL\036683\00174\40922633v1 "Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

WSLEGAL\036683\00174\40922633v1 SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 23,406

LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 25th day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

- 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

- 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

- 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

- 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

- 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

- 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

- 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Karl Viktor Schaller" Company Equityholder Name: Karl Viktor Schaller Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

"Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

"Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 5,828

WSLEGAL\036683\00174\40922538v1 LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

WSLEGAL\036683\00174\40922538v1 - 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

WSLEGAL\036683\00174\40922538v1 - 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

WSLEGAL\036683\00174\40922538v1 - 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

WSLEGAL\036683\00174\40922538v1 - 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

WSLEGAL\036683\00174\40922538v1 - 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

WSLEGAL\036683\00174\40922538v1 - 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

WSLEGAL\036683\00174\40922538v1 - 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Tony Guglielmin" Company Equityholder Name: Tony Guglielmin Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

WSLEGAL\036683\00174\40922538v1 EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

WSLEGAL\036683\00174\40922538v1 "Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

WSLEGAL\036683\00174\40922538v1 "Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

WSLEGAL\036683\00174\40922538v1 SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 7,023

LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

- 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

- 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

- 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

- 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

- 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

- 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

- 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Phil Hodge" Company Equityholder Name: Phil Hodge Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

"Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

"Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 2,000

WSLEGAL\036683\00174\40922732v1 LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

WSLEGAL\036683\00174\40922732v1 - 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

WSLEGAL\036683\00174\40922732v1 - 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

WSLEGAL\036683\00174\40922732v1 - 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

WSLEGAL\036683\00174\40922732v1 - 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

WSLEGAL\036683\00174\40922732v1 - 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

WSLEGAL\036683\00174\40922732v1 - 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

WSLEGAL\036683\00174\40922732v1 - 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Michele Buchignani" Company Equityholder Name: Michele Buchignani Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

WSLEGAL\036683\00174\40922732v1 EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

WSLEGAL\036683\00174\40922732v1 "Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

WSLEGAL\036683\00174\40922732v1 "Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

WSLEGAL\036683\00174\40922732v1 SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 6,277

LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 25 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

- 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

- 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

- 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

- 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

- 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

- 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

- 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Lance Follett" Company Equityholder Name: Lance Follett Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

"Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

"Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 22,964

LOCK-UP AGREEMENT THIS LOCK-UP AGREEMENT is made and entered into as of the 30 day of Alberta, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and Nonexempt Trust FBO James E. Douglas, III under Douglas Family Trust, Nonexempt Trust FBO Kevin G. Douglas under Douglas Family Trust, Irrevocable Descendant’s Trust FBO Alexander James Douglas Trust, Irrevocable Descendant’s Trust FBO Amanda Anne Douglas Trust, Irrevocable Descendant’s Trust FBO Jake Edward Douglas, Irrevocable Descendant’s Trust FBO Summer Jean Douglas, Douglas 2010 Family Trust, Summer Douglas 2010 Trust, Alex Douglas 2K3 Trust, Jake Douglas 2K3 Trust, Amanda Douglas 2K3 Trust, James E. Douglas III, KGD 2012 Trust, K&M Douglas Trust and MMD 2012 Trust (each, a "Company Equityholder" and collectively, the “Company Equityholders”). WHEREAS each Company Equityholder is a shareholder of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS each Company Equityholder hereby agrees, in its capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which each Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the Meeting and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, each Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could

- 2 - reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of a Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. Each Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, a Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals as to the Subject Shares that would encourage or assist any vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (c) not take any action which is inconsistent with the performance by a Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which a Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (d) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (e) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. Each Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, each Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2 of this Agreement. A Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, a Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. Notwithstanding the foregoing, a Company Equityholder may take any action described in the previous sentence, so long as the other party (a “transferee”) to such action: (i) is an Affiliate of such Company Equityholder; and (ii) executes this Agreement (or a joinder thereto in a form reasonably satisfactory to the Company) and agrees to be bound by its terms. 6. Dissent Rights. Each Company Equityholder hereby waives any right to dissent from the approval

- 3 - of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all the equity interests in WFS Italia on economic and other terms and conditions having consequences to a Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), each Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. Each Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which a Company Equityholder is a party or subject or in respect of any rights a Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in the Nomination Agreement, this Agreement or any Transaction Document to which a Company Equityholder is a party. Without limiting the generality or effect of the foregoing, each Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholders. Each Company Equityholder severally and not jointly hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. Each Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. Each Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by each Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of each Company Equityholder and no other proceedings or other actions on the part of a Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which a Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by such Company Equityholder and, assuming due execution and delivery by the Company and other parties hereto and thereto, constitutes, or upon

- 4 - execution and delivery will constitute, the valid and binding obligation of each Company Equityholder, enforceable against each Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by each Company Equityholder of this Agreement and the other Transaction Documents to which a Company Equityholder is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of each Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if a Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which a Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit, in each case, applicable to a Company Equityholder; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of a Company Equityholder. (e) Required Authorizations. Except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement, no filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. Except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement, there is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which a Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement each Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and

- 5 - 10. Representations and Warranties of the Company. The Company hereby represents and warrants as follows to the Company Equityholders and acknowledges and confirms that the Company Equityholders are relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company is duly organized, validly existing, and in good standing under the laws of Alberta, Canada. (b) Authority. This Agreement and each other Transaction Document to which the Company is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company and, assuming due execution and delivery by the Company Equityholders and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (c) No Conflict. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and the Company’s Charter Documents; or (B) any Contract to which a Company is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit, in each case, applicable to the Company; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company. 11. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 12. Confidentiality. Except as may be required by applicable Law, including any filings with the SEC pursuant to the Exchange Act or with Canadian securities regulators pursuant to applicable

- 6 - Canadian securities laws, each Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the mutual written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of a Company Equityholder under this Agreement shall not be true and correct in all material respects; (iii) by the Company if a Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects; or (iv) the delivery of written notice of termination by the Company Equityholders to the Company following any Fundamental Amendment effected without the prior consent of the Company Equityholders. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 11, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. The Company shall promptly advise the Company Equityholders if the Transaction Agreement is terminated in accordance with its terms or in the event a Fundamental Amendment is effected. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, each Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum.

- 7 - (d) Fees and Expenses. The Company Equityholders and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice): Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information]

- 8 - (2) to the Company Equityholder: to the address set forth on the signature page hereto. with a copy to (which shall not constitute notice): Accretive Legal, PLLC 34522 N Scottsdale Rd., STE 120-113 Scottsdale, Arizona 85266 Attention: Ryan J York Email: [Redacted - Personal Information] Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered

- 9 - or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information]

[Lock Up Agreement] NONEXEMPT TRUST FBO KEVIN G. DOUGLAS UNDER DOUGLAS FAMILY TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee NONEXEMPT TRUST FBO JAMES E. DOUGLAS, III UNDER DOUGLAS FAMILY TRUST By: (signed) "James E. Douglas III" Name: James E. Douglas, III Title: Trustee KGD 2012 TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee K&M DOUGLAS TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee

[Lock Up Agreement] MMD 2012 TRUST By:_ (signed) "Michelle Douglas"_ Name: Michelle Douglas Title: Trustee JAMES E. DOUGLAS, III (signed) "James E. Douglas III" IRREVOCABLE DESCENDANT’S TRUST FBO ALEXANDER JAMES DOUGLAS TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee IRREVOCABLE DESCENDANT’S TRUST FBO JAKE EDWARD DOUGLAS TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee IRREVOCABLE DESCENDANT’S TRUST FBO AMANDA ANNE DOUGLAS TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee IRREVOCABLE DESCENDANT’S TRUST FBO SUMMER JEAN DOUGLAS TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee

[Lock Up Agreement] ALEX DOUGLAS 2K3 TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee JAKE DOUGLAS 2K3 TRUST By: (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee AMANDA DOUGLAS 2K3 TRUST By:_ (signed) "Kevin G. Douglas" Name: Kevin G. Douglas Title: Trustee DOUGLAS 2010 FAMILY TRUST By: (singed) "Hilary Kane" Name: Hilary Krane Title: Trustee SUMMER DOUGLAS 2010 TRUST By: (singed) "Hilary Kane" Name: Hilary Krane Title: Trustee

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Charter Documents" means, (i) in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect; and (ii) in the case of a Person that is none of a corporation, limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Fundamental Amendment” means the execution by the Company of a written amendment to, or written waiver by the Company of any provision of, the Transaction Agreement that reduces the amount of the consideration to be received by the Company, or that would result monetary liability to a Company Equityholder. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority.

"Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. “Nomination Agreement” means that certain nomination agreement dated March 17, 2016, by and among the Company, K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust, and James E. Douglas III. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. “SEC” means the United States Securities and Exchange Commission. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof.

"Transaction Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement. "Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of a Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g)

Subject Shares

	Shareholder Entity	Number of Westport Shares Held
	Nonexempt Trust FBO Kevin G. Douglas under Douglas Family Trust	143,045
	Nonexempt Trust FBO James E. Douglas, III under Douglas Family Trust	143,043
	Irrevocable Descendant's Trust FBO Alexander James Douglas	154,506
	Irrevocable Descendant's Trust FBO Amanda Anne Douglas	154,505
	Irrevocable Descendant's Trust FBO Jake Edward Douglas	154,506
	Irrevocable Descendant's Trust FBO Summer Jean Douglas	154,506
	KGD 2012 Trust	5,290
	K&M Douglas Trust	661,165
	MMD 2012 Trust	5,290
	Alex Douglas 2K3 Trust	15,000
	Amanda Douglas 2K3 Trust	15,000
	Jake Douglas 2K3 Trust	15,000
	Douglas 2010 Family Trust	57,140
	Summer Douglas 2010 Trust	15,000
	James E. Douglas, III	186,123

Total: 1,879,119

LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30th day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

- 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

- 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

- 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

- 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

- 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

- 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

- 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Eileen Wheatman" Company Equityholder Name: Eileen Wheatman Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information]

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

"Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

"Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 5,614

LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

- 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

- 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

- 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

- 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

- 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

- 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

- 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "William Larkin" Name: William Larkin Title: Chief Financial Officer

[Lock Up Agreement] (signed) "Daniel Sceli" Company Equityholder Name: Daniel Sceli Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

"Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

"Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 3,596

WSLEGAL\036683\00174\40922694v1 LOCK-UP AGREEMENT THIS AGREEMENT is made and entered into as of the 30 day of April, 2025 among Westport Fuel Systems Inc., a corporation formed under the laws of the Province of Alberta (the "Company") and the director or officer of Westport Fuel Systems Inc. named on the signature page hereof (the "Company Equityholder"). WHEREAS the Company Equityholder is a director or an officer of the Company and is the registered and/or beneficial owner, directly or indirectly, of or exercises control or direction over the securities listed in Schedule 9(g) hereto (collectively, the "Subject Shares"); AND WHEREAS the Company has, entered into an sale and purchase agreement dated March 30, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms) (the "Transaction Agreement"), among the Company, Westport Fuel Systems Italy S.r.l. ("WFS Italia"), as the vendor, and Green Day Holding B.V. (the "Purchaser"), which provides for the purchase and sale of all of the shares of Westport Fuel Systems Italia S.r.l. to the Purchaser (the "Transaction"). AND WHEREAS the Company Equityholder hereby agrees, in his capacity as a securityholder of the Company to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which Company Equityholder has agreed, among other things, to support the Transaction, including by voting any Subject Shares beneficially owned or controlled, directly or indirectly, by the Company Equityholder, in favour of the Transaction; NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows: 1. Definitions. All capitalized terms used in this Agreement shall have the meanings set forth in Exhibit A. 2. Agreement to Vote Subject Securities. From the date of this Agreement until the Termination Date, at the annual general and special meeting of shareholders (the "Meeting") and any other meeting or vote of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Company Equityholder shall cause the Subject Shares which have a right to vote at such meeting to be counted as present (in person or by proxy) for the purposes of establishing a quorum and shall: (a) vote or cause to be voted the Subject Shares eligible to be voted to approve the Transaction Resolution and any other matter that may be submitted to the shareholders of the Company that would reasonably be expected to facilitate the timely consummation of the Transactions; and (b) vote or cause to be voted the Subject Shares against the approval of any other action, proposal, transaction or agreement, the approval or consummation of which would or could reasonably be expected to: (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreement or of the Company Equityholder under this Agreement; or (ii) impede, interfere with, frustrate the purposes of, delay, discourage, adversely affect, prevent or inhibit the approval or the timely consummation of the Transaction Agreement and the Transaction, or the fulfillment

WSLEGAL\036683\00174\40922694v1 - 2 - of the Company's conditions to closing under the Transaction Agreement. 3. Additional Covenants. The Company Equityholder agrees that, from the date of this Agreement until the Termination Date, the Company Equityholder shall: (a) not take any action of any kind that could reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Transaction and, without limiting the generality of the foregoing, the Company Equityholder shall not: (i) make any comment or statement, written or oral, that is inconsistent with the Company Equityholder's agreement to support the Transaction or its obligations hereunder; or (ii) encourage or assist any other holder of securities of the Company to vote against the approval of the Transaction Resolution or to not support the Transaction in any way; (b) use all reasonable efforts to assist the Company to successfully complete the Transaction; (c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of shareholders or give consents or approvals of any kind as to the Subject Shares; (d) not take any action which is inconsistent with the performance by the Company Equityholder of its obligations under this Agreement including, without limitation, not doing indirectly anything which the Company Equityholder is not permitted to do directly under the terms and conditions of this Agreement; (e) not commence or support any Proceeding that seeks to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction; and (f) use its reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other Order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction. 4. Proxy. The Company Equityholder hereby revokes any and all previous proxies granted with respect to the Subject Shares and, except as provided herein, agrees not to grant any subsequent proxies with respect to the Subject Shares until the Termination Date. Prior to the Termination Date, the Company Equityholder agrees to execute all forms of proxy delivered to shareholders of the Company in the manner contemplated by, and to give effect to, Section 2. The Company Equityholder shall not revoke such proxies and acknowledges that such proxies are granted in consideration of the Company entering into this Agreement. 5. Restrictions on Transfer. Prior to the Termination Date, the Company Equityholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Shares or any interest therein to be effected. 6. Dissent Rights. The Company Equityholder hereby waives any right to dissent from the approval of the Transaction that it may have under applicable Law (including the right to dissent pursuant to Section 191 of the Act) and shall not permit any such right of dissent to be exercised with respect to any of the Subject Shares. 7. Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the form contemplated under the Transaction Agreement, whereby the Purchaser or its Affiliates would effectively acquire all

WSLEGAL\036683\00174\40922694v1 - 3 - the equity interests in WFS Italia on economic and other terms and conditions having consequences to the Company Equityholder that are substantially equivalent to or better in the aggregate than those contemplated by the Transaction Documents (any such transaction is referred to as an "Alternative Transaction"), the Company Equityholder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction, including by voting the Subject Shares in favour of the Alternative Transaction. 8. Consent and Waiver. The Company Equityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any Contract to which the Company Equityholder is a party or subject or in respect of any rights the Company Equityholder may have in connection with the Transaction (whether such rights exist under the Charter Documents of the Company, any Contract, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in this Agreement or any Transaction Document to which the Company Equityholder is a party. Without limiting the generality or effect of the foregoing, the Company Equityholder hereby waives any and all rights to contest or object to the execution and delivery of the Transaction Agreement and the consummation of the Transaction, or to seek damages or other legal or equitable relief in connection therewith. 9. Representations and Warranties of the Company Equityholder. The Company Equityholder hereby represents and warrants as follows to the Company and acknowledges and confirms that the Company is relying on such representations and warranties in connection with the entering into of this Agreement: (a) Organization. The Company Equityholder: (i) if a Person other than an individual, is duly organized and validly existing under the laws of the jurisdiction of its existence; and (ii) if an individual, is not less than 18 years of age, has full legal capacity to enter into this Agreement and does not have the status of bankrupt. (b) Authorization. The Company Equityholder has all necessary power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and such Transaction Documents by the Company Equityholder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company Equityholder and no other proceedings or other actions on the part of the Company Equityholder are necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or to consummate the transactions contemplated hereby and thereby. (c) Due Execution. This Agreement and each other Transaction Document to which the Company Equityholder is a party has been, or upon execution and delivery will be, duly executed and delivered by the Company Equityholder and, assuming due execution and delivery by the Company, the Purchaser and other parties hereto and thereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligation of the Company Equityholder, enforceable against the Company Equityholder in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies. (d) No Conflict. The execution, delivery and performance by the Company Equityholder of this Agreement and the other Transaction Documents to which the Company Equityholder

WSLEGAL\036683\00174\40922694v1 - 4 - is a party, and completion of the transactions contemplated hereby and thereby: (i) have been authorized by all necessary action on the part of the Company Equityholder; (ii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of: (A) applicable Laws and, if the Company Equityholder is not an individual, the Company Equityholder's Charter Documents; or (B) any Contract to which the Company Equityholder is a party; (iii) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the violation of any applicable Law, Order or Permit; and (iv) do not and will not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in the creation or imposition of any Lien on any assets, properties or rights of the Company Equityholder or, to the knowledge of the Company Equityholder, the Company. (e) Required Authorizations. No filing with, notice to, or consent, approval or Permit of any Governmental Entity is required of the Company Equityholder in connection with the completion of the transactions contemplated by this Agreement or the other Transaction Documents. (f) Required Consents. There is no requirement to obtain any consent, approval, authorization, Permit or waiver of any Person, or to provide a notice to any Person, under or in respect of any Contract to which the Company Equityholder is a party in connection with the execution and delivery of this Agreement or the other Transactions Documents or the completion of the transactions contemplated hereby or thereby. (g) Ownership of Securities. As of the date of this Agreement the Company Equityholder is the registered and beneficial owner of the number of Westport Shares set forth on Schedule 9(g) hereto, and holds such Westport Shares with good, valid and marketable title thereto, free and clear of all Liens and preemptive rights or other similar contractual rights, with the full power to vote or direct the voting of such Westport Shares; and 10. Acknowledgment. The Company Equityholder acknowledges that the Company Equityholder has received the final, or a substantially final, draft of the Transaction Agreement, and has read and fully understands such draft of the Transaction Agreement and the transactions contemplated thereby. The Company Equityholder acknowledges and agrees that the Company Equityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, and that any failure on the Company Equityholder's part to seek independent legal advice shall not affect (and the Company Equityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Transaction Documents. 11. Capacity. The Company agrees that the Company Equityholder is not making any agreement or

WSLEGAL\036683\00174\40922694v1 - 5 - understanding herein in any capacity other than in his capacity as a holder of Subject Shares. Nothing in this Agreement relieves the Company Equityholder, solely in his capacity as an officer or director of the Company, from his duty to act in accordance with the Act, it being acknowledged and agreed by the Company Equityholder that (a) compliance with his obligations under this Agreement as holder of Subject Shares does not conflict with his duties under the Act as officer or director of the Company, (b) he shall not refuse to comply with his obligations under this Agreement on the basis that such obligations are inconsistent with or conflict with his duties under the Act and (c) he shall not allege or claim that his duties as officer of the Company prevent or restrict him from complying with his obligations under this Agreement. 12. Confidentiality. The Company Equityholder shall hold any information regarding this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby in strict confidence and shall not divulge any such information to any third Person other than its legal, tax, financial or accounting advisors. 13. Termination. This Agreement, and all rights and obligations of the parties under this Agreement: (a) may be terminated: (i) at any time upon the written agreement of the parties hereto; (ii) by the Company if any of the representations and warranties of the Company Equityholder under this Agreement shall not be true and correct in all material respects; or (iii) by the Company if the Company Equityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects. (b) shall terminate automatically without any further act of the parties hereto on the earlier of (i) the termination of the Transaction Agreement in accordance with its terms; and (ii) the Closing of the Transaction. Notwithstanding the foregoing, Section 9, 10, 12 and 14 hereof, as well as this Section 13, shall survive the termination of this Agreement and the termination of this Agreement shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination. Without limiting the foregoing, in the event this Agreement is terminated in connection with the pursuit of an Alternative Transaction that has been or is under negotiation between the Purchaser and the Company, Section 7 shall survive such termination for a period of one year from the date of such termination. Purchaser and the Company shall promptly advise the Company Equityholder if the Transaction Agreement is terminated in accordance with its terms. 14. Miscellaneous. (a) Further Assurances. From time to time and without additional consideration, the Company Equityholder shall execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and shall take such further actions, as the Purchaser may reasonably request for the purpose of complying with its obligations hereunder or in connection with the transactions contemplated hereby (including in connection with the completion of any Alternative Transaction). (b) Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party hereto without the prior written consent of the other party hereto. This Agreement shall become effective when executed and delivered by the parties hereto and after that time shall be binding upon

WSLEGAL\036683\00174\40922694v1 - 6 - and enure to the benefit of the parties and their respective successors and permitted assigns. (c) No Third Party Beneficiaries. This Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto and no Person other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any proceeding, hearing or other forum. (d) Fees and Expenses. The Company Equityholder and the Company shall each pay for their own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the completion of the transactions contemplated hereby. (e) Specific Performance. The parties hereto expressly acknowledge and agree that the failure by a party hereto to perform or comply with a covenant, agreement, commitment or obligation contained in this Agreement will give rise to irreparable injury to the other parties which will be inadequately compensable in monetary damages and for which remedies at law would be inadequate. Accordingly, the parties hereto agree that, in addition to any other relief to which a party hereto may become entitled, each party hereto shall be entitled to an injunction or injunctions to prevent breaches or alleged breaches of this Agreement and to immediate Orders of specific performance to enforce specifically the performance of this Agreement without proof of actual loss, damage or liability (and without the requirement of posting any bond or other type of security). The parties hereto waive all defences to the action, application or arbitration for injunctive relief and/or specific performance by the other parties hereto. The parties hereto may pursue Orders for injunctive relief or specific performance in any court of competent jurisdiction. (f) Waiver. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure or delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. (g) Notices. Any notice, direction or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed: (1) to the Company: Westport Fuel Systems Inc. 1691 West 75th Avenue Vancouver, BC V6P 6P2 Attention: Lance Follett Email: [Redacted - Personal Information] with a copy to (which shall not constitute notice):

WSLEGAL\036683\00174\40922694v1 - 7 - Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street SW Calgary, Alberta T2P 4K7 Attention: Bruce Hibbard Email: [Redacted - Personal Information] (3) to the Company Equityholder: to the address set forth on the signature page hereto. Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed given (a) on the date of delivery, if hand delivered; (b) on the date of receipt, if sent by e-mail; and (c) one business day after the date of sending, if sent by Federal Express or other recognized overnight courier. (h) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. (i) Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by PDF, email or other electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. (j) Severability. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect. Upon the determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible. (k) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. (l) Entire Agreement. This Agreement and the Transaction Documents constitute the entire

WSLEGAL\036683\00174\40922694v1 - 8 - agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. [signature page follows]

[Lock Up Agreement] IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written. WESTPORT FUEL SYSTEMS INC. By: (signed) "Daniel Sceli" Name: Daniel Sceli Title: Chief Executive Officer

[Lock Up Agreement] (signed) "Daniel Hancock" Company Equityholder Name: Daniel Hancock Company Equityholder Address: [Redacted - Personal Information] [Redacted - Personal Information] [Redacted - Personal Information]

WSLEGAL\036683\00174\40922694v1 EXHIBIT A Interpretation 1. Defined Terms. The following terms shall have the following meanings in this Agreement: "Act" means the Business Corporations Act (Alberta). "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, through one or more intermediaries: (i) Controls the first Person; (ii) is Controlled by the first Person; or (iii) is under common Control with the first Person. "Agreement" means this agreement, and all Exhibits and Schedules attached to this agreement. "Alternative Transaction" has the meaning ascribed thereto in Section 7. "Arrangement Agreement" has the meaning ascribed thereto in the preamble of this Agreement. "Charter Documents" means, in respect of the Company, the certificate and articles of incorporation, amalgamation or continuance and bylaws or other organizational documents of the Company, in each case as amended to date and currently in effect. "Company" has the meaning ascribed thereto in the preamble of this Agreement. "Company Equityholder" has the meaning ascribed thereto in the preamble of this Agreement. "Contract" means, with respect to any Person, any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person, or any of its properties or assets, is bound, and includes all amendments and modifications thereto. "Control" (and any derivatives thereof, including "Controlled") means, with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or ownership interests, by contract or otherwise. "Governmental Entity" means: (i) any multinational, federal, state, provincial, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitrator, arbitral body, commission, commissioner, minister, governor-in-counsel, cabinet, board, bureau, agency, tribunal or instrumentality domestic or foreign; (ii) any subdivision or authority of any of the foregoing; and (iii) any self-regulated organization or other non-governmental regulatory authority or quasi-governmental or private body which exercises any regulatory, administrative, expropriation or taxing authority. "Laws" means any and all: (i) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, principles of common law and equity, regulations, by-laws or other requirement having the force of law; (ii) Orders, decisions, directives of any Governmental Entity; and (iii) policies, practices, standards, guidelines, notices and industry protocols to the extent that they have the force of law.

WSLEGAL\036683\00174\40922694v1 "Liability" means all indebtedness, liabilities, obligations or commitments of any nature whatsoever, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due, including those arising under any law, Proceeding, Governmental Entity, contract, agreement, arrangement, commitment or undertaking. "Lien" means any lien (statutory or otherwise), mortgage, charge, pledge, hypothec, voting agreement, voting trust, proxy agreement, assignment, security interest and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options, adverse claims or encumbrances of any kind which affects the right, title or interest in or to any particular property and/or secures payment or performance of a liability or obligation. "Meeting" means the annual and special meeting of the shareholders of the Company, including any adjournment or postponement thereof, to be called and held to approve the Transaction Resolution, among other matters. "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity. "Permit" means, with respect to any Person: (i) all franchises, permits, certificates, licenses, Orders, consents, filings, sanctions, registrations, variances, exemptions, orders, authorizations and approvals from Governmental Entities; and (ii) all declarations and filings with Governmental Entities. "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity. "Proceeding" means any: (i) claim, action, arbitration, hearing, complaint, grievance, demand, dispute, settlement procedure, litigation, suit or proceeding; or (ii) audit, inquiry or investigation by or on behalf of any Governmental Entity. "Purchaser" has the meaning ascribed thereto in the preamble of this Agreement. "Subject Shares" means: (i) any securities of the Company (including the Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) that are legally or beneficially held by the Company Equityholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional Westport Shares and any securities convertible into or exchangeable for Westport Shares (whether or not currently exercisable, exchangeable or convertible)) in respect of which the Company Equityholder acquires a legal or beneficial interest during the period commencing on the date of this Agreement and ending on the Termination Date. "Termination Date" means the date that this Agreement is terminated pursuant to Section 13 hereof. "Transaction Documents" means the Transaction Agreement and all other documents to be executed by any of the parties to the Transaction Agreement contemplated in the Transaction Agreement.

WSLEGAL\036683\00174\40922694v1 "Transaction Resolution" means the special resolution approving the terms of the Transaction Agreement (as such Transaction Agreement may be amended) and the transactions described therein to be considered at the Meeting, in the form attached to the management information circular delivered to the shareholders of the Company in connection with the Meeting. "Transaction" means the transactions contemplated in the Transaction Agreement and the other Transaction Documents. "Transfer" means, in respect of any Subject Shares, the direct or indirect: (i) sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest thereto to any Person; (ii) entering into of an agreement or commitment contemplating the possible sale, tender, assignment, pledge, encumbering, granting an option with respect to, transfer or disposition of such Subject Share or any interest therein to any Person; or (iii) reduction of the Company Equityholder's beneficial ownership of or ownership interest in such Subject Share. "Westport Shares" means the Common shares in the capital of the Company. 2. Interpretation. In this Agreement unless expressly provided otherwise: (i) all references to Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections, and other subdivisions of this Agreement; (ii) titles appearing at the beginning of any Articles, Sections, subsections, or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and will be disregarded in construing the language contained therein; (iii) the words "this Agreement," "herein," "hereby," "hereunder," and "hereof," and words of similar import, refer to this Agreement as a whole and not to any particular subdivision; (iv) the words "this Section," "this subsection," and words of similar import, refer only to the Sections or subsections hereof in which such words occur; (v) the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; (vi) pronouns in masculine, feminine, or neuter genders will be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa; (vii) unless the context otherwise requires, definitions in the singular include the plural, and vice versa; (viii) references to any statute, rule, standard, regulation or other Law include a reference to (A) the rules and regulations promulgated thereunder and (B) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time; (ix) references to any section of any statute, rule, standard, regulation or other Law include any successor to such section; (x) references to any Person include such Person's predecessors, successors and permitted assigns; (xi) except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency; and (xii) references to any Contract, instrument or other document include a reference to such Contract, instrument or other document as amended, modified, supplemented, consolidated, replaced or rewritten from time to time.

WSLEGAL\036683\00174\40922694v1 SCHEDULE 9(g) Subject Shares Number of Westport Shares Held Westport Shares 23,230